Legacy Ventures International Inc.

2602 Innisfil Road

Mississauga, Ontario, L5M 4H9, Canada

December 16, 2014

VIA EDGAR

Sonia Barros, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Legacy Ventures International Inc.

Amendment No. 1 go Registration Statement on Form S-l

Filed November 20, 2014

File No. 333-199040

Dear Ms. Barros:

We are in receipt of your comment letter dated December 9, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 2 of our letter dated October 28, 2014. However, we disagree with your analysis that you are not a shell company due to your marketing efforts. We note that your only assets are $5,366 in cash and that you have not generated any revenues to date. We also note your disclosure that you have not formed any material relationships, or entered into material agreements, with real estate investors, developers, or owners. We believe that your participation in organizing a fundraiser for charity appears to be unrelated to your proposed business of providing real estate management services, and is therefore not exemplary of your operations. Accordingly, we believe that you are a shell company. Please revise your disclosure in the prospectus cover page, prospectus summary, and plan of distribution sections to identify yourself as a shell company, to identify the selling shareholders as underwriters, and to state that the sales must be made at a fixed price for the duration of the offering. Please also include risk factor disclosure that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company. Further, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have respectfully revised our disclosure throughout the registration statement in the appropriate sections to indicate that our company shall be deemed a “shell” company. Accordingly, we have revised our disclosure to identity the selling shareholders as underwriters and that sales must be made at a fixed price of $0.01 per share. Further, we have added a risk factor disclosure about our status as a “shell” company on page 7 of the registration statement.

Substantial Doubt About Our Ability to Continue as a Going Concern, page 7

2.	Please revise this risk factor to specifically reference your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern, per page F-3.

RESPONSE: In response to the Staff’s comment, we have respectfully revised the risk factor to specifically reference our auditor’s opinion that there is substantial doubt about our ability to continue as a going concern. We have revised our disclosure to the following on page 7 of the registration statement:

“OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We have incurred significant losses since our inception. We have funded these losses primarily through the sale of securities.

Based on our financial history since inception, in their report on the financial statements for the period from March 4, 2014 (inception) to July 31, 2014, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. We are a development stage company that has generated no revenue.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.”

Plan of Operations, page 16

3.	Please revise your disclosure to clarify the anticipated time frame for beginning and completing each of your three steps disclosed in this section, as well as the time frame in which you intend to create your website. Additionally, please clarify how attending “roadshows” is consistent with your proposed business of providing real estate management services.

Response: In response to the Staff’s comment, we have respectfully revised the disclosure and inserted the following plan of operations for the next twelve months. We respectfully advise the Staff that we anticipate our website to be completed and officially launched by early March of 2015. We also respectfully advise the Staff that our participation of different seminars and professional networking events will give us the opportunity to personally meet real estate owners or investors who may be in need of services that our Company provides, as well as contacts that could help us secure prospective clients.

“Over the twelve month period starting upon the effective date of this registration statement, we intend to market our property management and consulting services to the real estate industry in the Greater Toronto area. The company has a three-step approach. Between December 2014 and April 2015, our first step is to leverage our CEO Rehan Saeed’s existing network of professional contacts that he has built over the course of his tenure working in the industry. The primary form of communication will be through personal outreach, distribution of flyers via mail and emails inviting them to register on our website, which we anticipate to be officially launched in early March of 2015. By enrolling in our website for free or a heavily discounted fee, the initial clients will be given an online platform to list their investment properties that they wish to lease out. Once we have reached the first 100 properties listed on our site, we will then start an online advertising campaign with major search engines such as Google, Bing and Yahoo advertising to attract real estate owners and tenants and begin generating revenue. The Company has budgeted $2,000 for the cost of this marketing approach to the business. The funds will cover the cost of designing the website, hosting, search engine advertising and a simple marketing brochure. We expect this phase to complete by April 2015.

The next step is to attend seminars, participate in professional networking events, and reach out to real estate brokerages and business owners in negotiating management contracts for commercial office spaces. The professional events may allow us to meet real estate owners or investors who may be in need of services that our Company provides, as well as contacts that could help us secure prospective clients. The goal of our outreach effort to establish and maintain long-term relationships with property owners who are interested in obtaining our value-added services but do not necessarily have the time to manage themselves. These value-adds will be designed as options in the contracts to meet various customer needs such as providing: lawn care maintenance, snow removal from property, minor non-structural repairs. These services will contribute towards generating additional revenue for the Company. We expect that this phase will be completed by August 2015.

The third step, which we expect to begin in late August 2015 and complete by the end of calendar year 2015, would be to penetrate specialty markets in property management such as medical clinics, nursing homes and senior residences. Because of the size and complexity of such projects, we anticipate that these niche segments will allow our company to generate additional revenue from the value- added services as described above in the second step.

Following this Registration Statement being declared effective by the SEC, we plan to raise additional capital through various investor outreach efforts.

If we are unable to build our customer base or gain any clients, we will cease our development and/or marketing operations until we raise money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds we will have to cease operations and investors would lose their entire investment. We intend to raise additional capital through private placements once we gain a quotation on the OTC Bulletin Board, for which there is no assurance. If we need additional cash but are unable to raise it, we will either suspend marketing operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.”

4.	Please remove your statement regarding the “SEC’s acceptance of this Registration Statement.” The SEC does not “accept” registration statements. When a company has resolved all comments on a registration statement, the company may request that the Commission declare the registration statement effective so that it can proceed with the transaction.

REPONSE: In response to the Staff’s comment, we have revised our disclosure to reflect that the SEC does not “accept” any registration statement. Further, we have revised the disclosure to state our plan to raise additional capital through various investor outreach efforts upon the registration statement being “declared effective” by the SEC.

Financial Statements

5.	Please update your financial statements in your amended filing. Reference is made to Rule 8-08 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, we have respectfully included updated financial statements in this amended filing.

Exhibit 5.1

6.	We note that the legal opinion states that this registration statement relates to an offering of common stock made pursuant to Regulation S. Please have counsel revise this sentence to clarify that the registration statement relates to the resale of the Company’s stock that was previously sold pursuant to Regulation S. Please also have counsel revise the opinion to clarify that the shares “are” legally issued and fully paid.

RESPONSE: In response to the Staff’s comment, our counsel have respectfully revised their legal opinion and clarified that the stocks that were previously sold pursuant to Regulation S “are legally issued and fully paid.”

Exhibit 23.1

7.	Please provide an updated consent from your independent auditors in your next amendment.

RESPONSE: In response to the Staff’s comment, we have respectfully included an updated consent from our independent auditor in this amended filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legacy Ventures International Inc.

By:	/s/ Rehan Saeed
Name: Rehan Saeed
Title: Chief Executive Officer